UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hardinge Inc.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

412324303

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 412324303	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 916,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 916,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 412324303	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 412324303	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,040
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,040
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 412324303	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 3, 2014 and as amended on March 3, 2015 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Company” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 14, 2015, the Reporting Persons and the Company entered into an Agreement (the “Agreement”), and pursuant to the terms of the Agreement, the Company agreed to immediately increase the size of the Board of Directors of the Company (the “Board”) to eight (8) members and appoint Benjamin Rosenzweig (the “Privet Nominee”) as a director of the Company. Pursuant to the Agreement, the Board will nominate Mr. Rosenzweig for election at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”) as a Class III director with a term expiring at the 2018 annual meeting of stockholders of the Company.

The Company further agreed: (i) to recommend that stockholders vote in favor of the election of the Privet Nominee and to solicit proxies in favor of the Privet Nominee in the same manner as for the election of other directors at the 2016 Annual Meeting, and (ii) commencing at the earlier of (x) March 1, 2016 and (y) the date upon which the Company publicly announces that the Board has terminated that certain strategic review process announced on August 24, 2015, to mutually (with Privet) and promptly seek to identify and appoint a new director who qualifies as “independent” pursuant to the Securities and Exchange Commission and NASDAQ listing standards to serve as a Class II director (the “Additional Independent Nominee”) with a term expiring at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”) or expiring at the annual meeting of stockholders in 2020, as applicable.

After the appointment of Additional Independent Nominee, the Company also agreed to reduce the size of the Board to eight directors not later than the 2017 Annual Meeting, provided, that in doing so, none of the Privet Nominee (or any replacement therefor, if applicable) and the Additional Independent Nominee shall be required to resign as a director.

Privet agreed, among other things, not: (i) to nominate or recommend for nomination any person for election at the 2016 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting, or (iii) initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2016 Annual Meeting.

Pursuant to the Agreement, Privet also agreed to (i) vote its shares of Common Stock in favor of the Board’s recommended director nominees and in favor of certain other Board recommended proposals relating to the appointment of the Company’s independent registered public accounting firm for the year ending December 31, 2016 and executive compensation and (ii) certain customary standstill provisions, with such provisions to last until the earlier of (x) immediately following the certification of voting results from the 2016 Annual Meeting and (y) the termination of the Agreement.

SCHEDULE 13D

CUSIP No. 412324303	Page 6 of 7 Pages

The Agreement terminates on the earliest of (a) the certification of the voting results from the 2017 annual meeting of stockholders of the Company, (b) when the Company, the Board or Privet materially breaches an obligation under the Agreement and, if curable, such material breach has not been cured within ten (10) days after notice thereof and (c) such other date established by mutual written agreement of Privet and the Company.

The above description of the Agreement is qualified in its entirety by reference to the Agreement, which is filed as exhibit 99.1 hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 14, 2015, Privet and the Issuer entered into the Agreement defined and described in Item 4 above. The Agreement is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Agreement by and among the Company, Privet Fund LP and Privet Management LLC, dated as of October 14, 2015

SCHEDULE 13D

CUSIP No. 412324303	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 16, 2015	PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson